TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and six months ended June 30, 2023 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of August 2, 2023. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 87.5% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is advancing towards construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2023	2022	Change	2023	2022	Change
Tons mined (millions)	23.4	22.3	1.1	47.5	42.6	4.9
Tons milled (millions)	7.2	7.7	(0.5)	14.3	14.7	(0.4)
Production (million pounds Cu)	28.2	20.7	7.5	53.1	42.0	11.1
Sales (million pounds Cu)	26.1	21.7	4.4	52.7	49.1	3.6

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change	2023	2022	Change
Revenues	111,924	82,944	28,980	227,443	201,277	26,166
Earnings from mining operations before depletion and amortization*	27,664	7,221	20,443	68,803	49,994	18,809
Cash flows provided by operations	33,269	18,344	14,925	61,268	70,097	(8,829)
Adjusted EBITDA*	22,218	1,684	20,534	58,277	39,823	18,454
Net income (loss) (GAAP)	9,991	(5,274)	15,265	14,430	(179)	14,609
Per share - basic ("EPS")	0.03	(0.02)	0.05	0.05	-	0.05
Adjusted net income (loss)*	(4,376)	(16,098)	11,722	712	(9,936)	10,648
Per share - basic ("adjusted EPS")*	(0.02)	(0.06)	0.04	-	(0.03)	0.03

TASEKO MINES LIMITED Management's Discussion and Analysis

 Second Quarter Review

  Second quarter earnings from mining operations before depletion and amortization* was $27.7 million, Adjusted EBITDA* was $22.2 million, and cash flows from operations were $33.3 million;

  GAAP net income was $10.0 million ($0.03 per share) and Adjusted net loss* was $4.4 million ($0.02 loss per share) after normalizing for unrealized foreign exchange gains;

  Gibraltar produced 28.2 million pounds of copper for the quarter, a 13% improvement over the prior quarter as a result of improved grades, recoveries and mill throughput;

  Copper head grades in the quarter were 0.24%, in line with expectations, as mining progressed deeper in the Gibraltar pit;

  Gibraltar sold 26.1 million pounds of copper in the second quarter (100% basis) with sales lagging production due to an increase of inventory in transit at the end of June;

  Total site costs* in the second quarter were $105.4 million on a 100% basis, $7.4 million lower than the previous quarter due to lower diesel, explosive and contractor services costs;

  As a result of commodity price decreases in the quarter, the Company wrote-down lower grade ore stockpile inventory to net realizable values totalling $8.1 million (an impact of approximately $0.03 per share);

  On June 28, 2023, the Company entered into a second amendment to its silver stream agreement with Osisko Gold Royalties Ltd. and received $13.6 million in exchange for increasing the payable silver from 75% to 87.5% and increasing the threshold delivery amount of silver for the additional mineral reserves published in 2022;

  In June, the Company amended its revolving credit facility to increase the amount of credit approval of the facility from US$50 million to US$80 million with the addition of ING Capital LLC to the syndicate of lenders;

  The Company had a closing cash balance of $86 million at June 30, 2023; and

  The B.C. port labour strike in the first half of July 2023 did not have any impact on Gibraltar production but did restrict the mine's ability to ship concentrate after the quarter end. The backlog of Gibraltar concentrate inventory is expected to be shipped in the second half of the year.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine

Operating data (100% basis)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Tons mined (millions)	23.4	24.1	22.9	23.2	22.3
Tons milled (millions)	7.2	7.1	7.3	8.2	7.7
Strip ratio	1.5	1.9	1.1	1.5	2.8
Site operating cost per ton milled (Cdn$)*	$13.17	$13.54	$13.88	$11.33	$11.13
Copper concentrate
Head grade (%)	0.24	0.22	0.22	0.22	0.17
Copper recovery (%)	81.9	80.7	83.4	77.1	77.3
Production (million pounds Cu)	28.2	24.9	26.7	28.3	20.7
Sales (million pounds Cu)	26.1	26.6	25.5	26.7	21.7
Inventory (million pounds Cu)	5.6	3.7	5.4	4.2	2.7
Molybdenum concentrate
Production (thousand pounds Mo)	230	234	359	324	199
Sales (thousand pounds Mo)	231	225	402	289	210
Per unit data (US$ per pound produced)*
Site operating costs*	$2.43	$2.94	$2.79	$2.52	$3.25
By-product credits*	(0.13)	(0.37)	(0.40)	(0.15)	(0.15)
Site operating costs, net of by-product credits*	$2.30	$2.57	$2.39	$2.37	$3.10
Off-property costs	0.36	0.37	0.36	0.35	0.37
Total operating costs (C1)*	$2.66	$2.94	$2.75	$2.72	$3.47

TASEKO MINES LIMITED Management's Discussion and Analysis

OPERATIONS ANALYSIS

Second Quarter Review

Gibraltar produced 28.2 million pounds of copper for the second quarter, a 13% increase over the first quarter due to higher mill throughput, ore grade and recoveries. As mining progressed deeper into the Gibraltar pit, ore grade and consistency improved which will continue for the remainder of the year. Mill throughput was 7.2 million tons for the period and was lower than planned due to mill downtime for additional maintenance.

Copper head grades of 0.24% were higher than recent quarters and in line with management expectations as mining proceeds further into higher grade ore benches in the Gibraltar pit.  Copper recoveries in the second quarter were 81.9% and improved with the increasing head grades.

A total of 23.4 million tons were mined in the second quarter in line with mine plan. The ore stockpiles increased by 0.7 million tons in the second quarter and 1.7 million tons of oxide ore from the Connector pit was placed on the heap leach pads. This oxide ore will be processed in future years when Gibraltar's solvent extraction and electrowinning ("SX/EW") plant is restarted.

Total site costs* at Gibraltar of $105.4 million were $7.4 million lower than last quarter due to a number of factors including lower diesel fuel costs, purchased electricity, natural gas, explosives and contractor services.

Sustaining capital expenditures in the quarter were $20.4 million and included $10.4 million for a major component replacement on one of the shovels.  Gibraltar capital expenditures will decrease in the second half of the year as preparatory work for the primary crusher move is completed and with less equipment component replacements expected.

Molybdenum generated a by-product credit of US$0.13 per pound of copper produced in the second quarter, which decreased significantly from the first quarter. The molybdenum price decreased from the first quarter's average price of US$32.79 per pound to an average of US$21.30 per pound. This decreased molybdenum price also resulted in negative provisional price adjustments of $1.3 million in the second quarter.

Off-property costs per pound produced* were US$0.36 and were in line with recent quarters.

Total operating costs per pound produced (C1)* were US$2.66 for the second quarter, compared to US$3.47 in the same period in 2022 with key variances summarized in the bridge graph below:

TASEKO MINES LIMITED Management's Discussion and Analysis

GIBRALTAR OUTLOOK

The Gibraltar pit will continue to be the sole source of mill feed for the remainder of 2023 and head grade and ore quality are expected to be similar to the second quarter for the remainder of the year.  Second quarter production was impacted by low mill availabilities in April and May, but in June and July milling operations benefited from the softer ore in the Gibraltar pit and mill throughput averaged well above nameplate capacity of 85,000 tpd.  Copper production in June and July was 11 million pounds in each month.  Management continues to expect Gibraltar to produce 115 million pounds (+/- 5%) of copper in 2023 on a 100% basis.

The in-pit crusher is now planned to be relocated in the second quarter of 2024. This deferral of the crusher move results in increased mill production in the current year and allows the timing of the crusher move to align with a maintenance shutdown that is required for the Mill 1 SAG mill.

Strong metal prices combined with our copper hedge protection continues to provide stable operating margins at the Gibraltar mine. Copper prices in the second quarter averaged US$3.84 per pound, compared to the six month year to date average of US$3.95 and the 2022 average of US$3.99 per pound. The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 35 million pounds of copper until December 31, 2023.

The Company's copper concentrate transportation was recently impacted by the strike action of port workers in British Columbia. The work stoppages by the port workers has delayed shipment of concentrate to customers.  Now that the strike has been resolved, efforts are underway to move stockpiled concentrate at site to the port using rail and trucking.  Given the backlog, concentrate inventory levels at site may not reduce to normal levels until later this year.

ACQUISITION OF ADDITIONAL 12.5% INTEREST IN GIBRALTAR

After March 15, 2023, the financial results of Taseko reflect its 87.5% beneficial interest in the Gibraltar mine.

The Company completed the acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz on March 15, 2023. Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo Copper Corporation ("Cariboo"). Under the terms of the agreement, Taseko has acquired Sojitz's 50% interest in Cariboo and now holds an effective 87.5% interest in the Gibraltar mine. The other 50% of Cariboo is held equally by Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa").

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts and the amounts payable to Sojitz are secured against shareholder loans owing from Cariboo to Taseko.

The contingent payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

Taseko became a party to the existing Cariboo shareholders agreement with Dowa and Furukawa. There was no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar's copper concentrate offtake. Also, there will be no impact to the operation of the Gibraltar Joint Venture.

TASEKO MINES LIMITED Management's Discussion and Analysis

FLORENCE COPPER

The Company is awaiting the issuance of the final Underground Injection Control ("UIC") permit from the U.S. Environmental Protection Agency ("EPA"), which is the final permitting step required prior to construction commencing on the commercial production facility. On June 12, 2023, the EPA issued the Programmatic Agreement ("PA") for signature which is a key step required to finalize the NHPA Section 106 process and precedes issuance of the final UIC permit.

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced. The Company has purchased the major processing equipment associated with the SX/EW plant and the equipment has now been delivered to the Florence site. The Company is well positioned to transition into construction once the final UIC permit is received. The Company incurred $27.4 million of capital expenditures at the Florence project in the first half of 2023.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has filed a new technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "Technical Report") on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility ("PTF") results.

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

Florence Copper Project Highlights:

• Net present value of US$930 million (after-tax at an 8% discount rate)

• Internal rate of return of 47% (after-tax)

• Payback period of 2.6 years

• Operating costs (C1) of US$1.11 per pound of copper

• Annual production capacity of 85 million pounds of LME grade A cathode copper

• 22 year mine life

• Total life of mine production of 1.5 billion pounds of copper

• Total estimated initial capital cost of US$232 million remaining

• Long-term copper price of US$3.75 per pound

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot'in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated lab testwork on flowsheet development to produce niobium oxide from floatation concentrate at Aley to supply the growing market for niobium-based batteries.

ANNUAL GENERAL MEETING

The Company's Annual General Meeting was held on June 15, 2023 and shareholders voted in favor of all items of business before the meeting, including the advisory resolution on executive compensation (Say-on-Pay) and the election of all director nominees. Detailed voting results for the 2023 Annual General Meeting are available on SEDAR at www.sedar.com.

ANNUAL ENVIRONMENT, SOCIAL & GOVERNANCE REPORT

On May 25, 2023, the Company published its annual Environment, Social & Governance ("ESG") Report, titled 360o of Value. The report focuses on the 2022 operational and sustainability performance of Taseko's foundational asset, the Gibraltar copper mine in British Columbia, and reports on the Company's enterprise-wide ESG impacts and benefits - including environmental initiatives, social contributions, governance programs and greenhouse gas emissions.

TASEKO MINES LIMITED Management's Discussion and Analysis

While profitable operations and return on investment are critical drivers for Taseko's success, the Company also delivers value to its employees and operating communities, business partners, Indigenous Nations and governments. The annual ESG report is an opportunity to showcase the important benefits that the Company generates through its operations, investments and people:

  Well-paid jobs and career opportunities for employees;
  Healthy and safe workplaces that welcome a diversity of people and views;
  Support for vibrant communities and institutions;
  Protection and conservation of important environmental values, such as wildlife, biodiversity, clean air and water;
  Meaningful partnerships with Indigenous people;
  Financial support for important government services and programs; and
  The production of copper and other metals that play such an important role in supporting modern society and enhancing quality of life.

The full report can be viewed and downloaded at tasekomines.com/esg/overview.

MARKET REVIEW

Copper        Molybdenum                Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$3.96 per pound, compared to US$3.84 per pound for the quarter ended June 30, 2023. In March 2022, copper reached a record high of US$5.09 per pound due to uncertainty arising from the Ukraine conflict, rising inflation rates and low warehouse inventory levels. Copper prices have steadily recovered since the onset of COVID-19 due to tight physical market conditions, ensuing supply chain bottlenecks, inflation pressures caused by economic stimulus measures and other geopolitical challenges.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive. According to S&P Global's copper market outlook report published in July 2022, titled 'The Future of Copper: Will the looming supply gap short-circuit the energy transition?', global demand for copper is projected to double from approximately 25 million metric tons today to roughly 50 million metric tons by 2035, a record high that will be sustained and continue to grow to 53 million metric tons by 2050, in order to achieve net-zero targets.  All of these factors continue to provide unprecedented catalysts for higher copper prices to continue in the future. Short-term volatility is expected due to macroeconomic uncertainty and the risk of a US and global recession. While some analysts predict a potential copper market balance in 2023 based on current development projects commissioning or under construction and the recession caused pullback in demand, the medium to longer-term outlook for copper remains extremely favorable. This increased demand for copper after years of under investment by the copper industry in new primary mine supply, coupled with inherently low recycling rates, is expected to support strong copper prices over the coming decade.

TASEKO MINES LIMITED Management's Discussion and Analysis

Approximately 6% of the Company's revenue is made up of molybdenum sales. During the second quarter of 2023, the average molybdenum price was US$21.30 per pound. Molybdenum prices are currently around US$23.55 per pound. Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product. Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Despite global recession concerns, the Canadian dollar strengthened by approximately 2% against the US dollar during the second quarter.

FINANCIAL PERFORMANCE

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Net income (loss)	9,991	(5,274)	15,265	14,430	(179)	14,609
Net unrealized foreign exchange (gain) loss	(10,966)	11,621	(22,587)	(11,916)	7,223	(19,139)
Unrealized gain on derivative instruments	(6,470)	(30,747)	24,277	(4,280)	(23,261)	18,981
Finance and other non-recurring costs	1,714	-	1,714	1,714	-	1,714
Estimated tax effect of adjustments	1,355	8,302	(6,947)	764	6,281	(5,517)
Adjusted net income (loss)*	(4,376)	(16,098)	11,722	712	(9,936)	10,648

The Company's adjusted net loss* was $4.4 million ($0.02 loss per share) for the  three months ended June 30, 2023, compared to adjusted net loss* of $16.1 million ($0.06 loss per share) for the same period in 2022. Earnings in the second quarter were impacted by higher copper sales volume and increases in inventories of concentrate and ore stockpile volumes, partially offset by lower average LME copper prices, a write-down of lower grade ore stockpiles to net realizable value, higher site costs including timing of repairs and maintenance costs and a decrease in waste stripping costs being capitalized in the current period.  Also negatively impacting earnings this quarter was net realized losses of $1.9 million from the Company's copper price and diesel protection program.

The Company's adjusted net income* was $0.7 million ($nil per share) for the six months ended June 30, 2023, compared to adjusted net loss* of $9.9 million ($0.03 loss per share) for the same period in 2022. Earnings in the first half of 2023 were impacted by higher copper sales volume, favorable impact of higher average molybdenum price, lower depletion and amortization expense, and increases in inventories of concentrate and ore stockpiles in the current period.  The increase was partially offset by lower average LME copper prices, higher site costs, and a decrease in waste stripping costs being capitalized in the current period.

Net income was $10.0 million ($0.03 per share) for the three months ended June 30, 2023 after inclusion of the $11.0 million in unrealized foreign exchange gains on the outstanding senior secured notes due to the weakening US dollar in the quarter and $6.5 million of unrealized gain on derivatives that reversed prior quarter unrealized losses due to the decreasing copper price in the second quarter of 2023.

Net income was $14.4 million ($0.05 per share) for the  six months ended June 30, 2023 after inclusion of the $11.9 million in unrealized foreign exchange gains on the outstanding senior secured notes due to the weakening US dollar in the first half and $4.3 million of unrealized gain on derivatives due to the decreasing copper price in the first half of 2023.

TASEKO MINES LIMITED Management's Discussion and Analysis

No adjustments are made to adjusted net income for provisional price adjustments in the three and six month periods or for write-downs of ore stockpile inventories.

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Copper contained in concentrate	112,932	87,183	25,749	222,055	201,638	20,417
Copper price adjustments on settlement	(1,555)	(5,469)	3,914	(1,757)	(4,809)	3,052
Molybdenum concentrate	5,712	3,704	2,008	13,461	7,774	5,687
Molybdenum price adjustments on settlement	(1,251)	(384)	(867)	580	(282)	862
Silver	1,514	1,155	359	3,046	2,674	372
Total gross revenue	117,352	86,189	31,163	237,385	206,995	30,390
Less: Treatment and refining costs	(5,428)	(3,245)	(2,183)	(9,942)	(5,718)	(4,224)
Revenue	111,924	82,944	28,980	227,443	201,277	26,166

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[1]	21,926	15,668	6,258	41,959	35,448	6,511
Average realized copper price (US$ per pound)	3.78	4.08	(0.30)	3.90	4.37	(0.47)
Average LME copper price (US$ per pound)	3.84	4.31	(0.47)	3.95	4.43	(0.48)
Average exchange rate (US$/CAD)	1.34	1.28	0.06	1.35	1.27	0.08

1 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold and 12.5% of Cariboo's share of copper sales since March 15, 2023.

Copper revenues for the three months ended June 30, 2023 increased by $25.7 million compared to the same period in 2022, with $34.8 million due to the acquisition of Cariboo, larger sales volumes of 6.3 million pounds and $5.0 million due to the favorable impact of a stronger US dollar in the current period, partially offset by $14.1 million due to lower copper prices.  Negative provisional price adjustments in the current quarter were $1.6 million due to the decline in copper price in the quarter. The increase in copper sales volume reflects the impact from the acquisition of Cariboo in March 2023.

Copper revenues for the six months ended June 30, 2023 increased by $20.4 million compared to the same period in 2022, with $35.9 million due to larger sales volumes of 6.5 million pounds and $12.2 million due to the favorable impact of a stronger US dollar in the current period, partially offset by $27.7 million due to lower copper prices. Negative provisional price adjustments in the first half were $1.8 million.

Molybdenum revenues for the three months ended June 30, 2023 increased by $2.0 million compared to the same period in 2022 due primarily to higher average molybdenum prices of US$21.30 per pound, compared to US$18.37 per pound for the same prior period and the impact from an increase in molybdenum volume due to the Cariboo acquisition in March.

Molybdenum revenues for the six months ended June 30, 2023 increased by $5.7 million compared to the same period in 2022 due primarily to higher average molybdenum prices of US$27.23 per pound, compared to US$18.74 per pound for the same prior period and the impact from an increase in molybdenum volume due to the Cariboo acquisition in March.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Site operating costs	83,374	64,237	19,137	157,812	124,096	33,716
Transportation costs	6,966	4,370	2,596	12,070	9,485	2,585
Changes in inventories of finished goods	(3,356)	3,653	(7,009)	(2,957)	11,230	(14,187)
Changes in inventories of ore stockpiles	(2,724)	3,463	(6,187)	(8,285)	6,472	(14,757)
Production costs	84,260	75,723	8,537	158,640	151,283	7,357
Depletion and amortization	15,594	15,269	325	27,621	28,775	(1,154)
Cost of sales	99,854	90,992	8,862	186,261	180,058	6,203
Site operating costs per ton milled*	$13.17	$11.13	$2.04	$13.34	$11.22	$2.12

Site operating costs for the three and six months ended June 30, 2023 increased by $19.1 million and $33.7 million, respectively, compared to the same prior periods primarily due to the impact of proportionately consolidating an additional 16.7% share of Gibraltar's site operating costs as a result of the acquisition of Cariboo in March 2023, increases due to the timing of repairs and maintenance, labor costs, and higher consumables (such as tires, reagents and explosives). The increase in site costs is partially offset by decreases in diesel and grinding media costs.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles including write-downs of the stockpiles to net realizable values depending on copper price. During the second quarter of 2023, copper in finished goods inventory increased by 1.9 million pounds, which contributed to a decrease in production costs of $3.4 million. There was greater concentrate inventory in transit at the end of June due to delayed rail movements to the port. The decrease in finished goods inventory in the second quarter of 2022 by 1.3 million pounds contributed to the increase in production costs of $3.7 million.

During the first half of 2023, the impact from the acquisition of Cariboo and the increase in copper in finished goods inventory, contributed to a decrease in production costs of $3.0 million. Due to extreme flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at the 2021 year end that was sold in the first quarter of 2022. The decrease in finished goods in the first half of 2022 contributed to the increase in production costs of $11.2 million.

In addition, the ore stockpile increased for 2.5 million oxide tons from the Connector pit that were placed on the heap leach pads during the first half of 2023, which resulted in a net decrease in production costs of $8.3 million, net of write-downs of lower grade ore stockpiles during the period of $8.1 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
General and administrative	3,590	3,297	293	6,890	5,998	892
Share-based compensation (recovery) expense	344	(2,113)	2,457	3,729	967	2,762
Realized loss on derivative instruments	1,911	2,298	(387)	3,937	4,645	(708)
Unrealized gain on derivative instruments	(6,470)	(30,747)	24,277	(4,280)	(23,261)	18,981
Project related expenditures	212	110	102	537	278	259
Other (income) expense, net	230	(318)	548	(204)	(655)	451
	(183)	(27,473)	27,290	10,609	(12,028)	22,637

General and administrative expenses for the three and six months ended June 30, 2023 increased by $0.3 million and $0.9 million, respectively, compared to the same prior periods due to timing of expenditures.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred and restricted share units. Share-based compensation expense increased for the three and six months ended June 30, 2023, compared to the same periods in 2022, primarily due to increases in the Company's share price during the period and its impact on the valuation of the deferred share units. More information is set out in Note 15 of the Financial Statements.

For the three months ended June 30, 2023, the Company realized a loss on derivative instruments of $1.9 million primarily due to the copper collars covering production for the quarter that settled out-of-the-money, compared to a realized loss of $2.3 million in the second quarter of 2022.

For the six months ended June 30, 2023, the Company realized a loss on derivative instruments of $3.9 million primarily due to the copper collars covering production for the quarter that settled out-of-the-money, compared to a realized loss of $4.6 million in the first half of 2022.

For the three months ended June 30, 2023, the net unrealized gain on derivative instruments of $6.5 million relates primarily to the increase in the fair value of outstanding copper price collars covering the remainder of 2023. These hedge positions were in-the-money in the quarter as copper prices decreased since the first quarter. The net unrealized gain on derivatives for the second quarter of 2022 was $30.7 million.

For the six months ended June 30, 2023, the net unrealized gain on derivative instruments of $4.3 million relates primarily to the increase in the fair value of outstanding copper price collars covering the remainder of 2023. These hedge positions are in-the-money as copper prices decreased since the year end. The net unrealized gain on derivatives for the first half of 2022 was $23.3 million.

Project related expenses represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Interest expense	11,281	10,083	1,198	22,822	20,158	2,664
Amortization of financing fees	717	626	91	1,388	1,241	147
Finance expense - deferred revenue	1,492	1,436	56	2,965	2,809	156
Accretion of PER	572	91	481	1,076	183	893
Accretion on consideration payable to Sojitz	1,451	-	1,451	1,451	-	1,451
Less: interest capitalized	(2,045)	-	(2,045)	(3,925)	-	(3,925)
Finance income	(757)	(282)	(475)	(1,678)	(448)	(1,230)
Finance expenses, net	12,711	11,954	757	24,099	23,943	156

Net interest expense for the three and six months ended June 30, 2023 decreased from the prior year period primarily due to the capitalization of certain borrowing costs attributed to investment in Florence, which was partially offset by the impact of higher interest from new equipment loans drawn in December 2022.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko"). Accretion on consideration payable to Sojitz commenced in mid-March and was $1.5 million for the three and six months ended June 30, 2023.

Finance income for the three and six months ended June 30, 2023 increased from the prior year period due to the impact of higher interest rates on the Company's cash balances.

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Current income tax (recovery) expense	215	(531)	746	759	(12)	771
Deferred income tax expense	463	1,453	(990)	3,275	2,122	1,153
Income tax expense	678	922	(244)	4,034	2,110	1,924
Effective tax rate	6.4%	(21.1)%	27.5%	21.8%	109.3%	(87.5)%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

The overall income tax expense for the three and six months ended June 30, 2023 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the second quarter of 2023 is lower than the combined B.C. mineral and income tax rate of 36.5% due primarily to the non-taxability of the unrealized foreign exchange gain related to the senior secured notes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and six months ended June 30, 2022 and 2023, relative to net income (loss) for those periods.

TASEKO MINES LIMITED Management's Discussion and Analysis

Current income tax represents an estimate of B.C. mineral taxes payable.

FINANCIAL CONDITION REVIEW

Balance sheet review

	At June 30,	At December 31,
(Cdn$ in thousands)	2023	2022	Change
Cash and equivalents	85,562	120,858	(35,296)
Other current assets	126,648	120,013	6,635
Property, plant and equipment	1,164,344	1,029,240	135,104
Other assets	42,592	8,573	34,019
Total assets	1,419,146	1,278,684	140,462
Current liabilities	118,851	94,229	24,622
Debt:
Credit facility	11,749	-	11,749
Senior secured notes	523,343	534,118	(10,775)
Equipment related financings	66,662	52,451	14,211
Deferred revenue	60,036	47,620	12,416
Other liabilities	274,791	193,857	80,934
Total liabilities	1,055,432	922,275	133,157
Equity	363,714	356,409	7,305
Net debt (debt minus cash and equivalents)	516,192	465,711	50,481
Total common shares outstanding (millions)	288.6	286.5	2.1

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Property, plant and equipment increased by $135.1 million in the six months ended June 30, 2023, which includes the impact from acquiring an additional 12.5% effective interest in Gibraltar from Sojitz, $27.4 million for Florence Copper development costs as well as capital expenditures at Gibraltar (both sustaining and capital projects).

Net debt increased by $50.5 million in the six months ended June 30, 2023, primarily due to investment of cash in the development of Florence Copper, ongoing debt repayment and the impact from acquiring the additional interest in Gibraltar and its attributable liabilities, partially offset from funds received from Osisko.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

Other liabilities increased by $80.9 million in the six months ended June 30, 2023, due to the deferred consideration payable to Sojitz over the next five years for the acquisition of Cariboo and the additional share of Gibraltar's provision for environmental rehabilitation that it assumed with the purchase of Cariboo, and an increase in the deferred tax liabilities.

TASEKO MINES LIMITED Management's Discussion and Analysis

As at August 2, 2023, there were 288,682,146 common shares and 10,081,116 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 15 of the Financial Statements.

Liquidity, cash flow and capital resources

At June 30, 2023, the Company had cash and equivalents of $85.6 million (December 31, 2022 - $120.9 million).

Cash flow provided by operations during the three months ended June 30, 2023 was $33.3 million compared to cash flow provided by operations of $18.3 million for the same prior period. The increase in cash flow provided by operations was due primarily to the impact of increased sales of copper concentrate and the Osisko silver stream deposit.  The increase in cash flow provided by operations was partially offset by the change in working capital, which included the net increase in ore stockpiles and materials and supplies inventory.

In June 2023, the Company entered into a second amendment to its silver stream with Osisko and received $13.6 million in exchange for an increase of the payable silver from 75% to 87.5% and increasing the threshold delivery amount of silver for the updated reserves published in 2022.

Cash flow provided by operations during the six months ended June 30, 2023 was $61.3 million compared to cash flow provided by operations of $70.1 million for the same prior period. The decrease in cash flow provided by operations was due primarily to the change in working capital, which included the increase in ore stockpiles and materials and supplies inventory in the current period. The decrease in cash flow provided by operations was partially offset by the impact of increased sale of copper and the Osisko deferred revenue deposit during the current period.

Cash used for investing activities during the three months ended June 30, 2023 was $45.6 million compared to $53.6 million for the same prior period. Investing cash flows in the second quarter includes $39.6 million for capital expenditures at Gibraltar (which includes $8.9 million for capitalized stripping costs, $20.4 million for sustaining capital, and $10.3 million for capital projects), and $6.6 million of cash expenditures for development costs at Florence Copper. The higher sustaining capital in the quarter related to a significant shovel component replacement.

Cash used for investing activities during the six months ended June 30, 2023 was $77.6 million compared to $101.5 million for the same prior period. Investing cash flows in the first half of 2023 includes $64.3 million for capital expenditures at Gibraltar (which includes $21.6 million for capitalized stripping costs, $25.1 million for sustaining capital, and $17.6 million for capital projects), and $16.5 million of cash expenditures for development costs at Florence Copper. Included in investing activities in the six month period is the Company’s 50% acquisition of Cariboo, which included an initial fixed payment of $10.0 million to Sojitz and the pickup of the Company’s proportionate share of Cariboo’s cash of $13.5 million.

Net cash used by financing activities for the three months ended June 30, 2023 was $3.6 million comprised primarily of interest paid of $2.8 million and principal repayments for equipment loans and leases of $11.8 million, partially offset by Gibraltar equipment financing proceeds of $11.1 million. The principal repayments includes the exercise of an equipment lease early buy-out option in June of $5.6 million.

Net cash used by financing activities for the six months ended June 30, 2023 was $18.2 million comprised primarily  of interest paid of $23.6 million, principal repayments for equipment loans and leases of $17.5 million, and settlement of performance share units of $1.9 million, partially offset by an advance from the revolving credit facility of $13.2 million and Gibraltar equipment financing proceeds of $11.1 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Liquidity outlook

The Company has approximately $177 million of available liquidity at June 30, 2023, including a cash balance of $86 million and amounts undrawn under the revolving credit facility of US$70 million. In February 2023, the Company entered into an agreement to extend the maturity date of the revolving credit facility by an additional year to July 2026. In addition to the one-year extension, ING Capital LLC joined the syndicate and provided credit approval for the US$30 million accordion feature.

With a minimum US$3.75 per pound floor price for 35 million pounds of copper production until December 2023, stable operating margins and cash flows are expected from Gibraltar in 2023. In addition to ongoing sustaining capital at Gibraltar, the Company has commenced a capital project to relocate the primary crusher for Mill 1 at the Gibraltar mine to a new location. The Company also intends to start the construction of the commercial facility at Florence Copper once the final UIC permit is received from the EPA which is expected to occur later this year. The Company does not have any significant capital plans for its other development projects over the next 12 months.

In December 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million which is conditional on receipt of the final UIC permit, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement and Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper.

In January 2023, the Company also secured an underwritten commitment for US$25 million from Banc of America Leasing & Capital, LLC to fund costs associated with the SX/EW plant equipment for the Florence Copper commercial production facility.

If needed, the Company could raise additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings. The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment. Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected overall copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are significantly out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period. During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

TASEKO MINES LIMITED Management's Discussion and Analysis

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. Since the onset of the Ukraine war in early 2022, diesel prices have increased dramatically and become more volatile. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases diesel call options to provide a price cap for its share of diesel that is used by its mining fleet. Taseko has in place diesel price protection to December 2023 which caps its site landed diesel cost to an estimated $1.75 per litre. The Company will continue to look to extend this protection depending on market conditions.

	Notional amount	Strike price	Term to maturity	Original cost
At June 30, 2023
Copper collars	42 million lbs	US$3.75 per lb US$4.70 per lb	July to December 2023	No cost collar
Fuel call options	12 million ltrs	US$1.00 per ltr	July to December 2023	$0.9 million

Commitments and contingencies

Commitments

	Payments due
At June 30, 2023 (Cdn$ in thousands)	Remainder of 2023	2024	2025	2026	2027	Thereafter	Total
Debt:
2026 Notes	-	-	-	529,880	-	-	529,880
Interest	18,546	37,092	37,092	18,546	-	-	111,276
Equipment loans:
Principal	4,954	11,106	12,149	13,289	1,630	-	43,128
Interest	1,860	2,994	1,951	811	45	-	7,661
Lease liabilities:
Principal	6,861	10,235	3,752	1,859	778	49	23,534
Interest	909	1,078	410	137	40	-	2,574
Cariboo acquisition payments [1]	-	10,000	10,000	10,000	10,000	10,000	50,000
PER [2]	-	-	-	-	-	132,331	132,331
Capital expenditures
Gibraltar	6,412	-	-	-	-	-	6,412
Florence Copper	4,892	2,476	-	-	-	-	7,368
Other expenditures
Transportation related services [3]	5,672	13,390	5,431	960	-	-	25,453

1  On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz. The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper production and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts. The Company estimates that there is $34 million payable over the next 5 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo which is not included in the table above.

TASEKO MINES LIMITED Management's Discussion and Analysis

2 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar mine and Florence Copper. As at June 30, 2023, the Company has provided surety bonds of $89.1 million and restricted cash of $6.3 million for its share of Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.1 million as reclamation security.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has made capital expenditure commitments relating to equipment for the Florence Copper project totaling $7.4 million at June 30, 2023.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds an 87.5% effective interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $6.7 million as at June 30, 2023.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7.3 million as at June 30, 2023.

SUMMARY OF QUARTERLY RESULTS

	2023		2022				2021
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	111,924	115,519	100,618	89,714	82,944	118,333	102,972	132,563
Net income (loss)	9,991	4,439	(2,275)	(23,517)	(5,274)	5,095	11,762	22,485
Basic EPS	0.03	0.02	(0.01)	(0.08)	(0.02)	0.02	0.04	0.08
Adjusted net income (loss) *	(4,376)	5,088	7,146	4,513	(16,098)	6,162	13,312	27,020
Adjusted basic EPS *	(0.02)	0.02	0.02	0.02	(0.06)	0.02	0.05	0.10
Adjusted EBITDA *	22,218	36,059	35,181	34,031	1,684	38,139	52,988	76,291

(US$ per pound, except where indicated)
Provisional copper price	3.83	4.05	3.66	3.51	4.33	4.57	4.40	4.21
Realized copper price	3.78	4.02	3.66	3.48	4.08	4.59	4.37	4.26
Total operating costs *	2.66	2.94	2.75	2.72	3.47	3.13	1.94	1.57
Copper sales (million pounds)	22.8	20.8	19.1	20.0	16.3	20.5	17.9	24.3

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2022 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TASEKO MINES LIMITED Management's Discussion and Analysis

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the six months ended June 30, 2023.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-months' to 18-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 15 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2023	2022	2023	2022
Salaries and benefits	897	826	3,146	2,827
Post-employment benefits	304	196	482	374
Share-based compensation expense (recovery)	118	(2,252)	3,051	366
	1,319	(1,230)	6,679	3,567

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED Management's Discussion and Analysis

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1 and Q2 2023)	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2
Cost of sales	99,854	86,407	73,112	84,204	90,992
Less:
Depletion and amortization	(15,594)	(12,027)	(10,147)	(13,060)	(15,269)
Net change in inventories of finished goods	3,356	(399)	1,462	2,042	(3,653)
Net change in inventories of ore stockpiles	2,724	5,561	18,050	3,050	(3,463)
Transportation costs	(6,966)	(5,104)	(6,671)	(6,316)	(4,370)
Site operating costs	83,374	74,438	75,806	69,920	64,237
Oxide ore stockpile reclassification from capitalized stripping	(3,183)	3,183	-	-	-
Less by-product credits:
Molybdenum, net of treatment costs	(4,018)	(9,208)	(11,022)	(4,122)	(3,023)
Silver, excluding amortization of deferred revenue	(103)	(160)	263	25	36
Site operating costs, net of by-product credits	76,070	68,253	65,047	65,823	61,250
Total copper produced (thousand pounds)	24,640	19,491	20,020	21,238	15,497
Total costs per pound produced	3.09	3.50	3.25	3.10	3.95
Average exchange rate for the period (CAD/USD)	1.34	1.35	1.36	1.31	1.28
Site operating costs, net of by-product credits (US$ per pound)	2.30	2.59	2.39	2.37	3.10
Site operating costs, net of by-product credits	76,070	68,253	65,047	65,823	61,250
Add off-property costs:
Treatment and refining costs	4,986	4,142	3,104	3,302	2,948
Transportation costs	6,966	5,104	6,671	6,316	4,370
Total operating costs	88,022	77,499	74,822	75,441	68,568
Total operating costs (C1) (US$ per pound)	2.66	2.94	2.75	2.72	3.47

1 Q1 and Q2 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

TASEKO MINES LIMITED Management's Discussion and Analysis

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1 and Q2 2023)	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2
Site operating costs	83,374	74,438	75,806	69,920	64,237
Add:
Capitalized stripping costs	8,832	12,721	3,866	1,121	11,887
Total site costs - Taseko share	92,206	87,159	79,672	71,041	76,124
Total site costs - 100% basis	105,378	112,799	106,230	94,721	101,500

1 Q1 and Q2 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gain/loss;
  Unrealized gain/loss on derivatives; and
  Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Net income (loss)	9,991	4,439	(2,275)	(23,517)
Unrealized foreign exchange (gain) loss	(10,966)	(950)	(5,279)	28,083
Unrealized (gain) loss on derivatives	(6,470)	2,190	20,137	(72)
Finance and other non-recurring costs	1,714	-	-	-
Estimated tax effect of adjustments	1,355	(591)	(5,437)	19
Adjusted net income (loss)	(4,376)	5,088	7,146	4,513
Adjusted EPS	(0.02)	0.02	0.02	0.02

(Cdn$ in thousands, except per share amounts)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Estimated tax effect of adjustments	8,302	(2,021)	(1,245)	1,841
Adjusted net income (loss)	(16,098)	6,162	13,312	27,020
Adjusted EPS	(0.06)	0.02	0.05	0.10

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense; and
  Non-recurring other expenses

(Cdn$ in thousands)	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Net income (loss)	9,991	4,439	(2,275)	(23,517)
Add:
Depletion and amortization	15,594	12,027	10,147	13,060
Finance expense	13,468	12,309	10,135	12,481
Finance income	(757)	(921)	(700)	(650)
Income tax expense	678	3,356	1,222	3,500
Unrealized foreign exchange (gain) loss	(10,966)	(950)	(5,279)	28,083
Unrealized (gain) loss on derivatives	(6,470)	2,190	20,137	(72)
Amortization of share-based compensation expense	417	3,609	1,794	1,146
Non-recurring other expenses	263	-	-	-
Adjusted EBITDA	22,218	36,059	35,181	34,031

(Cdn$ in thousands)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Add:
Depletion and amortization	15,269	13,506	16,202	17,011
Finance expense	12,236	12,155	12,072	11,875
Finance income	(282)	(166)	(218)	(201)
Income tax expense	922	1,188	9,300	22,310
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Amortization of share-based compensation expense (recovery)	(2,061)	3,273	1,075	117
Adjusted EBITDA	1,684	38,139	52,988	76,291

TASEKO MINES LIMITED Management's Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2023	2022	2023	2022
Earnings (loss) from mining operations	12,070	(8,048)	41,182	21,219
Add:
Depletion and amortization	15,594	15,269	27,621	28,775
Earnings from mining operations before depletion and amortization	27,664	7,221	68,803	49,994

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2
Site operating costs (included in cost of sales) - Taseko share	83,374	74,438	75,806	69,920	64,237

Site operating costs - 100% basis	95,285	95,838	101,075	93,226	85,650
Tons milled (thousands)	7,234	7,093	7,282	8,229	7,698
Site operating costs per ton milled	$13.17	$13.54	$13.88	$11.33	$11.13

1 Q1 and Q2 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

TECHNICAL INFORMATION

The technical information contained in this MD&A related to the Gibraltar mine has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, who is a Qualified Person in accordance with the requirements of NI 43-101.

The technical information contained in this MD&A related to the Florence Copper Project has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, Robert Rotzinger, P.Eng., VP Capital Projects, and Richard Tremblay, P.Eng., MBA, Senior VP Operations, who are Qualified Persons in accordance with the requirements of NI 43-101.